EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	June 30,
(Dollars in millions)	2012	2011

Consolidated income before provision for income taxes	$756	$748

Fixed charges:
Interest1	$58	$457
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2
Total fixed charges	$60	$459

Earnings available for fixed charges	$816	$1,207

Ratio of earnings to fixed charges	13.60	2.63
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

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